OMZ

RECEIVED
2005 NOV 28 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05012806

Date: November 1, 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~United Heavy Machinery~~ OAO – OMZ (Uralmash-Izhora Group)
(Formerly known as URALMASH ZAVODY)
Exemption No.: 82-5063

Dear Sir/Madam:

In connection with United Heavy Machinery's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the Company's 2005 interim IFRS consolidated unaudited financial results.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-13066, which was declared effective by the SEC on January 15, 2001.

Sincerely,

Marina Nacheva
Head of Investor Relations
OMZ (Uralmash-Izhora Group)

NOV 29 2005

dlw 11/29

RECEIVED
2005 NOV 28 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OMZ (Uralmash-Izhora Group)

International Financial Reporting Standards
Interim Consolidated Financial Statements

The six months ended June 30, 2005

Contents

(in thousands of US dollars except for per share amounts)

OMZ

	Note	Continuing operations June 30, 2005	Continuing operations December 31, 2004
ASSETS			
Current assets:			
Cash and cash equivalents	8	32,814	24,393
Trade and other receivables	9	448,261	443,236
Inventories	10	172,416	145,295
Other current financial assets	11	2,690	3,512
Total current assets		**656,181**	**616,436**
Non-current assets:			
Property, plant and equipment	12	181,261	201,298
Intangible assets	13	37,584	41,951
Negative goodwill	15	-	(22,379)
Deferred tax asset	27	7,019	7,071
Non-current financial assets	14	54,352	56,667
Total non-current assets		**280,216**	**284,608**
Total assets		**936,397**	**901,044**
LIABILITIES			
Current liabilities:			
Trade and other payables	16	471,732	460,774
Short-term borrowings	17	139,955	122,045
Total current liabilities		**611,687**	**582,819**
Non-current liabilities:			
Long-term borrowings	17	105,497	97,438
Long-term taxes payable	18	8,613	10,447
Deferred tax liability	27	28,484	29,126
Other long-term liabilities	19	8,237	9,995
Total non-current liabilities		**150,831**	**147,006**
Total liabilities		**762,518**	**729,825**
EQUITY			
Equity and reserves attributable to the Company's equity holders:			
Share capital	20	406	419
Share premium	20	100,730	104,081
Treasury shares	20	(43,074)	(44,507)
Hedging reserve	20	3,812	3,768
Currency translation reserve		(5,029)	11,817
Retained earnings (deficit)		93,765	70,251
		150,610	**145,829**
Minority interest		23,269	25,390
Total equity		**173,879**	**171,219**
Total liabilities and equity		**936,397**	**901,044**

General Director
Lipsky S.V.

Chief Financial Officer
Filatov S.N.

20 October 2005

(in thousands of US dollars unless otherwise stated)

	Note	Six month, ended June 30, 2005	Six month, ended June 30, 2004		
		Continuing operations	Continuing operations	Discontinued operations	Entity
Sales		341,525	175,897	137,594	313,491
Cost of sales	22	(280,587)	(123,080)	(100,007)	(223,087)
Gross profit		**60,938**	**52,817**	**37,587**	**90,404**
Selling expenses	23	(10,722)	(5,806)	(2,613)	(8,419)
General and administrative expenses	24	(37,755)	(41,992)	(19,359)	(61,351)
Other operating income and expenses	25	8,224	8,209	301	8,510
Operating profit		**20,685**	**13,228**	**15,916**	**29,144**
Finance income/(expense)-net	26	(19,940)	(7,835)	(16)	(7,851)
Profit before taxation and sale of discontinued operations		**745**	**5,393**	**15,900**	**21,293**
Income tax benefit (expenses)	27	(294)	(195)	(7,219)	(7,414)
Profit for the six month before loss from discontinued operations		**451**	**5,198**	**8,681**	**13,879**
Loss from discontinued operations	7		(53,975)	-	(53,975)
Profit for the six month		**451**	**(48,777)**	**8,681**	**(40,096)**
Attributable to:					
Equity holders of the Company		1,286	(48,278)	4,398	(43,880)
Minority interest		(835)	(499)	4,283	3,784
		451	**(48,777)**	**8,681**	**(40,096)**
Earnings per share attributable to the equity holders of the Company (in US dollars)					
- basic		0.04	(1.51)	0.27	(1.37)
- diluted		0.04	(1.48)	0.27	(1.35)

(in thousands of US dollars unless otherwise stated)

	Note	Six month, ended June 30, 2005	Six month, ended June 30, 2004		
		Continuing operations	Continuing operations	Discontinued operations	Entity
Cash flows from operating activities					
Profit before taxation and sale of discontinued operations		745	5,393	15,900	21,293
Adjustments for:					
Depreciation and amortization	22,24	11,107	5,037	5,544	10,581
Change in provisions for impairment and other provisions	25	(4,257)	(1,151)	(572)	(1,723)
Gain on sale of non-core business units	25	(827)	(5,276)	(12)	(5,288)
Gain from disposal of property, plant and equipment	25	(2,321)	(1,367)	(263)	(1,630)
Gain on release from government financing and tax penalties		-	-	159	159
Net finance cost adjusted for foreign exchange differences	26	13,739	9,797	1,311	11,108
Loss from equity accounted investments		-	-	(161)	(161)
Unrealized foreign exchange effect on non-operating items		3,730	(754)	(1,004)	(1,758)
Operating cash flows before working capital changes		**21,916**	**11,679**	**20,902**	**32,581**
Decrease (increase) in accounts receivables and prepayments		(44,866)	(5,021)	(32,919)	(37,940)
Decrease (increase) in inventories		(28,917)	(33,498)	(21,446)	(54,944)
Increase (decrease) in trade and other accounts payable		44,847	19,801	16,701	36,502
Cash provided from (used in) operations		**(7,020)**	**(7,039)**	**(16,762)**	**(23,801)**
Income taxes paid		(95)	(727)	(3,171)	(3,898)
Net cash provided from (used in) operating activities		**(7,115)**	**(7,766)**	**(19,933)**	**(27,699)**
Cash flows from investing activities:					
Proceeds from sale of non-core business units, including discontinued operations		13,087	40,067	4,876	44,943
Cash of discontinued operations at the date of disposal		-	-	(17,125)	(17,125)
Purchases of property, plant and equipment, intangibles		(3,174)	(3,386)	(4,667)	(8,053)
Proceeds from the sale of property, plant and equipment, intangibles and development costs		3,559	1,145	396	1,541
Net sale (purchases) of financial assets		6,378	(1,493)	(337)	(1,830)
Business combinations	6	(23,971)	-	-	-
Net change in deposits		-	1,414	1,759	3,173
Interest received		70	934	201	1,135
Net cash provided from (used in) investing activities		**(4,051)**	**38,681**	**(14,897)**	**23,784**
Cash flows from financing activities:					
Proceeds from borrowings		268,258	232,704	33,182	265,886
Repayment of borrowings		(231,022)	(248,909)	(12,392)	(261,301)
Repayment of long-term taxes payable		(3,053)	(1,251)	(688)	(1,939)
Interest paid		(12,201)	(12,631)	(1,513)	(14,144)
Dividends paid		-	(1)	-	(1)
Net cash (used in) provided from financing activities		**21,982**	**(30,088)**	**18,589**	**(11,499)**
Effect of exchange rate changes		(2,395)	495	229	724
Net increase (decrease) in cash and cash equivalents		8,421	1,322	(16,012)	(14,690)
Cash and cash equivalents at the beginning of the period		24,393	8,049	16,012	24,061
Cash and cash equivalents at the end of the period		**32,814**	**9,371**	**-**	**9,371**

(in thousands of US dollars unless otherwise stated)

	Note	Attributable to shareholders						Minority interest	Total equity
		Share capital	Share premium	Treasury shares	Hedging reserves	Currency translation reserve	Retained earnings		
Balance at 31 December 2003		**394**	**96,487**	**(33)**	**-**	**3,137**	**5,299**	**64,738**	**170,022**
Currency translation		7	1,341	(119)	-	(659)	556	(3,327)	(2,201)
Net income/ (expense) recognised directly in equity		7	1,341	(119)	-	(659)	556	(3,327)	(2,201)
Profit for six months		-	-	-	-	-	(43,880)	3,784	(40,096)
Total recognised income		7	1,341	(119)	-	(659)	(43,324)	457	(42,297)
Employees share option scheme: - proceeds from sale of treasury shares		-	-	105	-	-	-	-	105
Additional issue of shares	20	-	1,662	-	-	-	-	-	1,662
Purchase o treasury shares	20	-	-	(42,500)	-	-	-	-	(42,500)
Dividends		-	-	-	-	-	(1)	-	(1)
Disposal of non-core businesses	7,25	-	-	-	-	(2,761)	-	(42,164)	(44,925)
Balance at 30 June 2003		**401**	**99,490**	**(42,547)**	**-**	**(283)**	**(38,026)**	**23,031**	**42,066**
Balance at 31 December 2004		**419**	**104,081**	**(44,507)**	**3,768**	**11,817**	**70,251**	**25,390**	**171,219**
Currency translation		(13)	(3,351)	1,433	(121)	(16,846)	(151)	(797)	(19,846)
Net income/ (expense) recognised directly in equity		(13)	(3,351)	1,433	(121)	(16,846)	(151)	(797)	(19,846)
Profit for six months		-	-	-	-	-	1,286	(835)	451
Total recognised income		(13)	(3,351)	1,433	(121)	(16,846)	1,135	(1,632)	(19,395)
Additional issue of shares	20	-	-	-	-	-	-	-	-
Purchase o treasury shares		-	-	-	-	-	-	-	-
Cash flow hedging, net of tax		-	-	-	165	-	-	-	165
Negative goodwill derecognition	15	-	-	-	-	-	22,379	-	22,379
Dividends		-	-	-	-	-	-	-	-
Disposal of subsidiaries	7,25	-	-	-	-	-	-	(489)	(489)
Balance at 30 June 2005		**406**	**100,730**	**(43,074)**	**3,812**	**(5,029)**	**93,765**	**23,269**	**173,879**

(in thousands of US dollars unless otherwise stated)

1. The OMZ Group and its operations

OAO OMZ and its subsidiaries ("OMZ" or "the Group") operate in four business segments comprising nuclear power plant equipment, speciality steels, machinery equipment manufacturing and mining equipment. The Group's manufacturing facilities are primarily based in Russia and the Czech Republic. The parent company, OAO OMZ ("the Company") was incorporated as an open joint stock company in Ekaterinburg, Russian Federation in 1996. OMZ's principal subsidiaries are disclosed in note 29. These are incorporated under the Laws of the Russian Federation and the Czech Republic.

In May 2004 the Group sold Morskie Neftegazovie Proekty ("MNP") comprising primarily OMZ's previous oil and gas equipment and shipbuilding segments for US$50 million to its management (note 7). The financial results, assets and liabilities of the companies, included in the disposed segments, are disclosed in the Financial Statements separately as discontinued operations.

In July 2004 the Group acquired 100 percent of the shares in three companies (ŠKODA JS a.s. and ŠKODA STEEL (which includes ŠKODA HUTE s.r.o. and ŠKODA KOVARNY s.r.o.)) from ŠKODA HOLDING and Appian Group plc (note 6).

At 30 June 2005 the Group employed approximately 21,590 employees (December 31, 2004: 22,030).

2. Financial position

A significant part of the Group's borrowings are short term in nature. At 30 June 2005 the Group had a total of $245,452 of borrowings (2004: $219,483) of which $139,955 (2004: $122,045) is payable within one year. The Group has a history of successfully refinancing or paying its debts and other liabilities as they fall due and management fully expect that this will continue through the foreseeable future based on the following factors:

- the Group's historical track record in refinancing its short term loans
- the possibilities of raising additional finance afforded by the 4,551 thousand ordinary shares held by the company in treasury
- the Group has unused credit facilities as set out in Note 17 .
- the negative cash flows resulted from significant investments in working capital as a result of the timing of OMZ's portfolio of contracts. Management believes that the Group has sufficient financial resources to maintain current operations

3. Basis of presentation of the financial statements

The consolidated financial statements of OMZ Group have been prepared in accordance with International Financial Reporting Standards (IFRS).

The Group companies maintain their accounting records in the respective currency and prepare their statutory financial statements in accordance with local regulations of accounting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS.

Early adoption of standards

In 2004, the Group early adopted the standards below, which are relevant to its operations.

IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statements (continued)

IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 33 (revised 2003) Earnings per Share
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets

The early adoption of IAS 2, 8, 10, 16, 21, 24, 27, 33 and 38 did not result in substantial changes to the Group's accounting policies. In summary:

- IAS 2, 8, 10, 16, 27 and 33 had no material effect on the Group's policies.
- IAS 21 (revised 2003) had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- IAS 24 (revised 2003) has affected the identification of related parties and some other related party disclosures.
- The Group has reassessed the useful life of its intangible assets in accordance with the provision of IAS 38. No adjustment resulted from this reassessment.

The adoption of IAS 36 (revised 2004) resulted in a change in the accounting policy for goodwill. Until adoption of these standards, goodwill was assessed for an indication of impairment at each balance sheet date. After the year ended 31 December 2003, goodwill is tested annually for impairment, as well as when there is an indication of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). For most of the Group's entities the functional currency is the Russian Rouble, except for those entities operating in the Czech Republic for which the functional currency is the Czech Koruna. As management considers that the US dollar is a more convenient currency for users of these consolidated financial statements, these consolidated financial statements are presented in US dollars - the Group's presentation currency.

Monetary assets and liabilities held by Group entities and denominated in foreign currencies at 30 June 2005 are translated into the Russian Rouble at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognised in the income statement.

The results and financial position of those Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities in each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses in each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a currency translation reserve in equity.

At 30 June 2005, the official rates of exchange, as determined by the Central Bank of the Russian Federation, were US dollar (US$) 1=RR 28.67 (December 31, 2004 USD1=RR 27.75) and Czech Koruna (CZK) 1=RR 1.15 (December 31, 2004 CZK1=RR 1.24). Exchange restrictions and currency controls exist relating to converting the RR into other currencies. The RR is not freely convertible in most countries outside of the Russian Federation.

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statements (continued)

Accounting for the effects of inflation

Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Critical accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make prudent estimates and assumptions that affect the reported results and financial situation. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Long-term contracts
Estimates have been made with respect to the recognition of revenue and gross margin on construction contracts including the expected "costs to complete" on such contacts. If the actual gross margins on the Group's contracts are 10% lower than management's estimates at 30 June 2005, the Group would need to reduce the carrying value of receivables recognised using the percentage-of-completion method (notes 4.14 and 21) by US$5,811 (31 December 2004: US$5,154) with a corresponding effect on operating profit.

(ii) Impairment
The Group tests annually whether property, plant and equipment have suffered any impairment in accordance with accounting policy noted in note 4.7. If the estimated gross margin, which impacts the assumptions of future cash flows, at 30 June 2005 had been lower than management's estimates the Group would not need to reduce the carrying value of property, plant and equipment.

(iii)Deferred taxation
With respect to deferred taxes, management has assumed that US$14,716 of tax losses will be utilised in the future, the effect of which is to reduce the deferred tax liability recorded at 30 June 2005 by US$3,532. Should these tax losses not be used, the deferred tax liability would be increased by this amount with a corresponding impact on the tax charge for the year.

(iv) Fair value of identifiable assets and liabilities of the acquired companies
The management of the Company engaged the independent appraiser (American Appraisal) to appraise the fair value of identifiable assets and liabilities of the acquired ŠKODA companies (see note 6). The negative goodwill amounted to US$113,629 and was recognised as profit in 2004. Any changes in the estimated fair values would have a corresponding effect on the amount of negative goodwill recognised.

(v) Accounting for disposal of Power Machines shares
The Company disposed of its shares in OAO Power Machines, effectively, through an exchange of shares of OMZ, which are now classified as treasury shares. In so doing, the Company assumed that the fair value of the shares in OAO Power Machines at the time of disposal was not materially different from the purchase price it had paid approximately three months earlier after a period of extended negotiations. In making this judgement management concluded that the quoted share price of OAO Power Machines at the date of the disposal was not a reliable measure of their fair value for accounting for this transaction given that the packet of shares owned by OMZ was significantly greater than the typically traded volumes of OAO Power Machines shares. Had OMZ measured the transaction at the stock market price of OAO Power Machines shares at the date of the disposal there would have been a loss on disposal of the shares of approximately US$ 4 million recorded in the income statement (continuing operations) and a corresponding reduction in the value of the Treasury shares balance within equity.

Other areas where judgements have been made include provisions for trade and other receivables (note 9) and provisions for inventory (note 10).

4. Significant accounting policies

4.1 Group accounting

Subsidiary undertakings

Subsidiary undertakings, defined as those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interest at the balance sheet date represents the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Any excess of the amount paid to the minority in excess of the book value of the minority interest acquired is added to goodwill.

Associated undertakings

Associates are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Investments in associated undertakings are accounted for by the equity method of accounting. The associates are initially recognised at cost and the Group's share of post-acquisition profit or loss is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in its reserves. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

4.2 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are classified as current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Current loans and receivables are included in trade and other receivables (note 9) and non-current loans and receivables included in non-current financial assets (note 14).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

4. Significant accounting policies (continued)

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

4.3 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks with a maturity at the date of recognition of less than three months, which are considered by the Group at the time of deposit to have a minimal risk of default.

4.4 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

4.5 Value added tax

Value added tax ("VAT") related to sales is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. VAT paid on advances received is presented in the balance sheet as current assets. VAT on advances received is reclaimable against the related sales VAT upon delivery of goods or services. Where provision has been made for impairment of receivables, an impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

4.6 Inventories

Inventories are recorded at the lower of cost and net realisable value. The cost of inventory is determined on the first-in-first-out basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

4.7 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost. At each reporting date the management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an

(in thousands of US dollars unless otherwise stated)

4. Significant accounting policies (continued)

expense (impairment loss) in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

Depreciation is calculated on the restated amounts of property, plant and equipment on a straight-line basis. The depreciation periods, which approximate to the estimated useful economic lives of the respective assets, are as follows:

	Number of years
Buildings	up to 50
Constructions	up to 25
Plant and machinery	up to15
Other	up to 5

Land and assets under construction are not depreciated.

Repairs and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the net book values of the replaced assets are written off. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of income as incurred.

Interest expense on borrowings to finance the construction and purchase of property, plant and equipment is not capitalised.

4.8 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on the acquisition of subsidiary undertakings is included in intangible assets. Goodwill on the acquisition of associated undertakings is included in investments in associated undertakings.

From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The useful period for goodwill is 17 years.

The Group applies the transitional rules of IFRS 3 "Business combinations" in respect of goodwill and negative goodwill arising from business combinations for which the agreement date was before 31 March 2004. Consequently, beginning 1 January 2005, previously recognized goodwill is no longer amortized; previously recognized negative goodwill is derecognised, with a corresponding adjustment to the opening balance of retained earnings.

Goodwill arising from business combinations for which the agreement date is on or after 31 March 2004 is tested annually for impairment and carried at cost less accumulated impairment losses. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Trademarks

Trademarks are shown at historical cost. Trademarks have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (50 years).

Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as an intangible asset if, and only if, it is technically feasible to complete the project, there is an intention to complete the project, it is probable that the future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. The amortisation periods adopted do not exceed ten years.

(in thousands of US dollars unless otherwise stated)

4. Significant accounting policies (continued)

Other intangible assets

Expenditure on acquired patents and licences is capitalised and amortised using the straight-line method over their useful lives, which do not exceed 20 years. The useful lives of other intangible assets do not exceed 15 years.

Impairment of other intangible assets

Where an indication of impairment exists, the carrying amount of other intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount, which is the higher of net selling price and value in use.

4.9 Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Till 1 January 2005, for business combinations before 31 March 2004, to the extent that negative goodwill related to expectations of future losses and expenses that were identified in the Group's plan for the acquisition and could be measured reliably, but which did not represent identifiable liabilities, that portion of negative goodwill was recognised in the income statement when the future losses and expenses were recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement of operations over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets was recognised in the income statement immediately.

Beginning 1 January 2005, previously recognized negative goodwill was derecognised, with a corresponding adjustment to the opening balance of retained earnings. The impact on opening retained at 1 January 2005 was 22,379, the amount of written-off negative goodwill of Izhorskiye Zavody.

Negative goodwill arising from business combinations after 31 March 2004 is recognized in the income statements of operations immediately.

4.10 Borrowings

Borrowings are recognised initially at cost, which is the fair value of the proceeds received (determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings. Borrowings costs are expensed as incurred.

4.11 Deferred income taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

4.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

4. Significant accounting policies (continued)

4.13 Equity

Share capital

Ordinary shares and non-redeemable preferred shares with cumulative dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Treasury shares

Where the Company or its subsidiaries purchase the Company's equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in equity. Treasury shares are stated at cost.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

4.14 Construction contracts

Construction contracts generally include long-term contracts to manufacture design-build equipment, including nuclear power plant equipment, continuous casting machines and handling machinery.

Contract costs are recognised when incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are probable of recovery. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The Group uses the "percentage of completion method" to determine the appropriate amount of revenues to recognise in a given period. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract.

Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

The Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings. Progress billings not yet paid by customers are included within trade and other receivables.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

4.15 Revenue recognition

Sales under contracts other than construction contracts are normally recognised when goods are shipped and the buyer accepts delivery unless these sales are conditional upon the delivery of supplementary services. In this case revenue from sales of goods and services are recognised for the contract as a whole when the services are performed; payments received for the goods are recognised until then as deferred income.

Sales are shown net of VAT and discounts, and after eliminating sales within the Group.

Sales are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, sales are measured at the fair value of the goods or services given up.

4. Significant accounting policies (continued)

4.16 Employee benefits

Social costs

The Group incurs employee costs related to the provision of benefits such as health services and kindergarten services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Pension costs

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in labour costs in the statement of operations; however, separate disclosures are not provided, as these costs are not material.

4.17 Derivative financial instruments and hedging activities

The Group enters into financial derivative contracts solely for the purpose of hedging future cash flows. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

4.18 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

5. Segment information

Primary reporting format – business segments

The Group's continuing operations are organised into four main business segments:

Equipment for nuclear power plants segment (NPPEQ) production is based at Izhorskiye Zavody (Russia) and ŠKODA JS a.s. (Czech Republic) and produces three major types of equipment for the nuclear power industry:

- primary circuit equipment for nuclear power plants. A standard set of primary circuit equipment produced by the Company comprises a reactor vessel, in-vessel components, and a cover with extending pipes.
- spent nuclear fuel containers for nuclear power blocks. The Company manufactures containers for storage and transportation of spent nuclear fuel from pressurized water reactors and scientific nuclear reactors.
- a wide range of spare parts.

In addition, the segment provides services for the installation of nuclear power plant equipment and project management of long-term contracts for the construction of nuclear power plants.

5. Segment information (continued)

Primary reporting format – business segments (continued)

Specialty steel segment (STEEL) produces 150 specialty steel grades and a variety of castings and forgings. The Group produces high-strength structural grades, corrosion-resistant, radiation-resistant, heat-resistant, cold-resistant, non-magnetic and high-alloyed grades of steel. Standard types of casting, forging, and moulding production include retaining rings for power generating equipment, chill mould blanks, bearing ring blanks, column equipment, ship spindles, mill rolls, tank courses, as well as similar custom-made metal products. A significant part of the basic metal production is used internally as an input for machinery equipment manufacturing segment and equipment for nuclear power plants.

Specialty steels are manufactured primarily at Izhorskiye Zavody (Russia), ŠKODA HUTE s.r.o. and ŠKODA KOVARNY s.r.o. (Czech republic).

Machinery equipment manufacturing segment (MMEQ) produces machinery equipment based on OMZ's proprietary engineering and the production of equipment based on third party engineering, for various industries, including oil and gas, mining and metallurgical equipment.

The main production sites of the machinery equipment manufacturing segment are Uralmash and Izhorskiye Zavody (Russia).

Mining equipment segment (MINEQ) specializes in engineering and marketing of three major types of mining equipment: excavators (electric mining excavators and walking draglines), crushing equipment, and rock-drilling machines.

Other business (other). This comprises sales of electricity and heating generated by an electricity plant located at Izhorskiye Zavody and Uralmash (Russia). It also comprises the manufacture of equipment for oil refineries, engineering and other activities.

In May 2004 the Group sold MNP comprising primarily of the oil and gas equipment and shipbuilding segments to certain members of its management (see note 7). Information, related to the results of disposed segments is presented on the face of the income statement, and assets and liabilities in the balance sheet as discontinued operations. 93% of the assets of the disposed segments were located in the Russian Federation and 51% of their sales were made in Russian Federation and Commonwealth of Independent States companies, 25% - in Europe and 24% - in Asia.

Sales or other transactions between the business segments are based on commercial terms that are available to third parties. Unallocated costs and benefits represent corporate expenses and income from the sale of non-core subsidiaries. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables, and mainly exclude cash and investments. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to property, plant and equipment, development costs and the cost of business acquisitions. Changes in provisions for impairment and other provisions relate only to those charges made against allocated assets.

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Continuing operations

Six month ended June 30, 2005	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total continuing operations
Total sales	117,528	165,069	32,250	67,304	22,548	(63,174)	341,525
Less intersegment sales	(469)	(30,248)	(19,194)	(3,720)	(9,543)	63,174	-
External sales	117,059	134,821	13,056	63,584	13,005	-	341,525
Gross margin	18,174	18,584	4,152	18,240	2,603	(815)	60,938
Gross margin, %	**15%**	**11%**	**13%**	**27%**	**12%**		**18%**
Segment result	9,516	8,246	(3,247)	11,645	1,034	(315)	26,879
Unallocated operating income and expenses	-	-	-	-	-	(6,194)	(6,194)
Operating profit	**9,516**	**8,246**	**(3,247)**	**11,645**	**1,034**	**(6,509)**	**20,685**
Finance income/(expense)-net	-	-	-	-	-	(19,940)	(19,940)
Profit before taxation	**9,516**	**8,246**	**(3,247)**	**11,645**	**1,034**	**(26,449)**	**745**
Income tax benefit (expenses)	-	-	-	-	-	(294)	(294)
Profit for the six month	**9,516**	**8,246**	**(3,247)**	**11,645**	**1,034**	**(26,743)**	**451**
Segment assets	407,666	190,333	97,532	72,396	79,760	-	847,687
Unallocated assets	-	-	-	-	-	88,710	88,710
Total assets	**407,666**	**190,333**	**97,532**	**72,396**	**79,760**	**88,710**	**936,397**
Segment liabilities	261,768	101,545	58,965	53,644	245,136	-	721,058
Unallocated liabilities	-	-	-	-	-	41,460	41,460
Total liabilities	**261,768**	**101,545**	**58,965**	**53,644**	**245,136**	**41,460**	**762,518**
Capital expenditure	328	3,158	384	162	502	-	4,534
Depreciation and amortisation	2,600	6,052	1,398	129	928	-	11,107
Change in other provisions	1,369	1,322	14	248	(7)	(73)	2,873
Change in provisions for impairment of property, plant and equipment and intangible assets	-	-	1,339	41	4	-	1,384

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Continuing operations (continued)

Six month ended June 30, 2004	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total continuing operations
Total sales	58,593	68,227	18,646	42,979	54,203	(66,751)	175,897
Less intersegment sales	-	(27,266)	(9,896)	-	(30,109)	67,271	-
External sales	58,593	40,961	8,750	42,979	24,094	520	175,897
Gross margin	23,233	7,563	1,438	11,092	10,613	(1,122)	52,817
Gross margin, %	**40%**	**11%**	**8%**	**26%**	**20%**		**30%**
Segment result	11,904	2,193	(4,948)	1,999	4,160	(462)	14,846
Unallocated operating income and expenses	-	-	-	-	-	(1,618)	(1,618)
Operating profit	**11,904**	**2,193**	**(4,948)**	**1,999**	**4,160**	**(2,080)**	**13,228**
Finance income/(expense)-net	-	-	-	-	-	(7,835)	(7,835)
Profit before taxation	**11,904**	**2,193**	**(4,948)**	**1,999**	**4,160**	**(9,915)**	**5,393**
Income tax benefit (expenses)	-	-	-	-	-	(195)	(195)
Profit for the six month	**11,904**	**2,193**	**(4,948)**	**1,999**	**4,160**	**(10,110)**	**5,198**
Segment assets	414,679	209,737	112,902	47,257	37,407	(4,978)	817,004
Unallocated assets	-	-	-	-	-	84,040	84,040
Total assets	**414,679**	**209,737**	**112,902**	**47,257**	**37,407**	**79,062**	**901,044**
Segment liabilities	244,021	75,584	54,930	24,956	25,094	-	424,585
Unallocated liabilities	-	-	-	-	-	305,240	305,240
Total liabilities	**244,021**	**75,584**	**54,930**	**24,956**	**25,094**	**305,240**	**729,825**
Capital expenditure	135	1,277	942	-	2,303	-	4,657
Depreciation and amortisation	1,118	1,225	1,745	104	845	-	5,037
Change in other provisions	(71)	(206)	737	(527)	(122)	(2)	(191)
Change in provisions for impairment of property, plant and equipment and intangible assets	-	-	514	-	-	828	1,342

Secondary reporting format – geographical segments

Continuing operations

The Group's four business segments operate in five main geographical areas:

	Sales		Total assets		Capital expenditure	
	Six month ended June 30, 2005	Six month ended June 30, 2004	June 30, 2005	December 31, 2004	Six month ended June 30, 2005	Six month ended June 30, 2004
Russian Federation	135,177	102,673	598,704	554,266	2,239	4,657
Commonwealth of Independent States	20,819	10,413	676	4,211	-	-
Asia	32,477	57,001	-	-	-	-
Europe	148,715	5,600	337,017	342,567	2,295	-
Other regions	4,337	210	-	-	-	-
Total	**341,525**	**175,897**	**936,397**	**901,044**	**4,534**	**4,657**

Sales are based on the geographical area in which the customer is located. Assets and capital expenditure are based on the geographical area where the assets are located.

(in thousands of US dollars unless otherwise stated)

6. Business combinations

Business combinations were accounted for as an acquisition in accordance with IFRS 3 "Business Combinations". The identifiable assets and liabilities of acquired subsidiaries were recognised at the fair value of the identifiable assets and liabilities acquired as at the date of acquisition and minority interest recognised at the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date.

Acquisitions in 2005

In March 2005 the Group acquired a 100 percent share in two companies (OOO OMZ-Kran, OAO VNIIPMASH) from Morskie Neftegazovie Proekty. OOO OMZ-Kran and OAO VNIIPMASH is specialised on engineering of a range of heavy duty special purpose cranes and other machines.

The impact of acquisitions of subsidiaries on the consolidated financial statements was as follows:

	OMZ-Kran and VNIIPMASH	
	Fair value	**Carrying value**
Percentage of share acquired, %	100	100
Cash and cash equivalents	154	154
Accounts receivable and prepayments	16,073	16,073
Inventories	1,858	1,858
Other current assets	72	72
Property, plant and equipment	494	494
Other non-current assets	201	201
Trade and other payables	(19,990)	(19,990)
Short-term borrowings	(354)	(354)
Deferred tax asset (liability)	(79)	(79)
Net assets at acquisition date	**(1,571)**	**(1,571)**
Minority interest	-	-
Net assets acquired	**(1,571)**	**(1,571)**
Consideration	79	79
Goodwill	**1,650**	**1,650**
Cash paid by the Company	79	79
Less cash of acquired subsidiary	(154)	(154)
Cash flow on acquisition, net of cash acquired	**(75)**	**(75)**
Profit (loss) for the year	**602**	**602**

Cash paid for ŠKODA companies' acquisition for the six months 2005 is amounted to US$ 23,892.

7. Balances and transactions with related parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24 (revised 2003) "Related Party Disclosures".

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties (continued)

During six months 2005 and 2004, the Company had transactions or balances with the following companies which were under the significant influence of management or shareholders:

Name of related party	Type of relationship
OAO Atomenergoexport (AEE)	Associate (see below)
ZAO Atomstroyexport (ASE)	Subsidiary of AEE (see below)
OOO Invest Aktiv	Subsidiary of AEE (see below)
OAO Power Machines	Significant influence by OMZ key management (see below)
BioLink Technologies International	Significant influence by OMZ shareholders
Promtorgbank	Significant influence by OMZ shareholders
OAO Industrial Group NIPEK-Bioprocess	Significant influence by OMZ shareholders
ZAO Neftyanoi Investitsionnyi Dom	Significant influence by OMZ shareholders
OOO NitsTyazhMash	Significant influence by OMZ shareholders
OOO Machinery Engineering Russia	Significant influence by OMZ shareholders
OAO SF Almaz	Significant influence by OMZ shareholders
ZAO Uralmash-Drilling Equipment	Significant influence by OMZ shareholders
OOO Industrial Investments holding company	Significant influence by OMZ shareholders

During the six months of year 2005 sales to ZAO Uralmash-Drilling Equipment totalled US$627 and sales to OAO SF Almaz amounted to US$36.

On 30 September 2004 the Group sold its investment in OAO Atomenergoexport (AEE) and since this date AEE and it's subsidiaries are not related to the Group.

In 2002, the Company entered into a long-term agreement related to the construction of the Kudan-Kulam nuclear power plant in India. These long-term agreements were conducted with Atomstroyexport ("ASE"), which acts as general contractor for all construction projects at nuclear power plants conducted by the Russian Federation in foreign countries.

During the first six months of 2004 sales to ASE totalled US$25,815, which amounted to approximately 15 % of total sales of the Group for six months 2004.

In February 2004 a merger with OAO Power Machines was initially agreed and in March 2004 OMZ acquired 11 percent of the ordinary shares of OAO Power Machines for US$42,500. In April 2004 Mr. Yakovlev (Chief Executive Officer of OAO Power Machines) was appointed as the Company's Chief Executive Officer as a result of the proposed transaction with OAO Power Machines.

On June 30, 2004 OMZ sold the shares of OAO Power Machines, following the reversal of the previous merger agreement, by effectively exchanging them for OMZ shares (this swap was accounted for at cost and recorded as a reduction in equity arising from the purchase of treasury shares). See comments in note 3 Basis of presentation of the financial statements within critical accounting estimates and judgements (v) regarding the loss which would have been recognised on the transaction had different assumptions been applied. On 16 August 2004 Mr. Yakovlev ceased to be the Chief Executive Officer of the Company, and since that date OAO Power Machines is no longer a related party to the Group. During the first six months of 2004 sales to OAO Power Machines totalled US$6,764.

Accounts receivable from related parties consisted of the following:

	June 30, 2005	December 31,2004
ZAO Uralmash-Drilling Equipment	247	-
OOO Industrial Investments Holding Company	66	238
OOO Resource	117	119
Promtorgbank	26	6,844
OAO SF Almaz	35	-
	491	**7,201**

At 31 December 2004 – accounts receivable from Promtorgbank mainly consisted of promissory notes issued by Promtorgbank.

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties (continued)

On 20 May 2004 the Group sold to certain members of the management (Nikolaev S.V., Zharkov N.S, Lipsky S.V., Grabovec L.G., Aivasov M.G., Andriyashin V.P., Kosolapov M.V.) the oil and gas equipment and shipbuilding business segments. Although Lipsky S.V. and Nikolaev S.V continue to work in OMZ, in total they held less than 20% of MNP shares at 20 May 2004 and their shares were mainly sold by the end of the year and they did not have any influence on MNP's transactions, therefore the transactions with MNP were not considered as related party transactions after the date of disposal (May 2004).

The share of OMZ Group in the net assets of MNP at the date of disposal was US$103,975 for consideration received of US$50,000. In addition, at the date of disposal MNP companies had borrowings totalling US$71,657, including a VTB loan of US$44,964.

Accounts payable to related parties consisted of the following:

	June 30, 2005	December 31,2004
OAO SF Almaz	6,630	-
Promtorgbank	528	13
OOO Industrial Investments Holding Company	371	213
Other	36	405
	7,565	**631**

Cash held in the Promtorgbank bank account at 30 June 2005 totalled US$22,209 (31 December 2004: US$3,066). The fair value of these balances approximates their carrying amounts.

Key management compensation

The remuneration paid to the directors of the Company is determined in respect of the period from one annual general meeting to the next. The most recent annual general meetings of the Company were held on 27 June 2005 and on 16 November 2004. On a pro rata basis, during the six months ended 30 June 2005 and 2004, the aggregate compensation to the directors included in general and administrative expenses in the consolidated income statement amounted to US$1,094 and US$1,238, respectively.

8. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	June 30, 2005	December 31,2004
RR denominated cash on hand and balances with banks	21,864	5,153
CZK denominated cash on hand and balances with banks	3,623	12,756
EURO denominated balances with banks	5,546	5,464
US$ denominated balances with banks	864	936
Other currency denominated balances with bank	917	84
	32,814	**24,393**

9. Trade and other receivables

	June 30, 2005	December 31,2004
Trade receivables	190,746	140,689
Receivable from related parties (note 7)	491	7,201
Accounts due from customers for contract work	57,073	80,087
VAT recoverable	42,273	43,163
VAT on advances from customers	30,878	25,396
Other taxes receivable	2,867	4,024
Advances to suppliers	102,970	103,869
Forward foreign exchange contracts – cash flow hedges	3,117	3,475
Other receivables	17,846	35,332
	448,261	**443,236**

Accounts receivable are denominated in Russian Roubles except for US$183,353 and US$38,650 of accounts receivable denominated in US dollars and CZK at 30 June 2005 respectively (at 31 December 2004 US$214,592 and US$54,732 respectively)

(in thousands of US dollars unless otherwise stated)

9. Trade and other receivables (continued)

Provisions for impairment offset against the account receivable balances are as follows:

	June 30, 2005	December 31,2004
Trade receivables	(6,216)	(6,094)
Advances to suppliers	(2,266)	(2,518)
Other receivables	(6,443)	(6,684)
	(14,925)	**(15,296)**

The fair value of net accounts receivable approximate their carrying amounts.

10. Inventories

	June 30, 2005	December 31,2004
Raw materials	70,384	60,108
Work in progress	95,409	82,636
Finished goods	38,501	40,381
Goods in transit	2,166	802
Provision for obsolete inventory	(34,044)	(38,632)
	172,416	**145,295**

Certain inventories included above totalling US$43,815 (2004: US$41,505) were provided as security under loan agreements (note 17). At 30 June 2005 inventories totalling US$5,601 were carried at fair value less costs to sell (31 December 2004: US$5,719).

11. Other current financial assets

	June 30, 2005	December 31,2004
Financial assets at fair value through profit and loss	2,690	3,512
	2,690	**3,512**

At 30 June 2005 and 31 December 2004 financial assets at fair value through profit and loss represent mainly RR denominated bank promissory notes with a weighted average interest rate of 14 percent (31 December 2004: 14 percent) which management intends to sell within 12 months from the balance sheet date.

12. Property, plant and equipment

	Land and buildings	Machinery and equipment	Other	Assets under construction	Total
Balance at 31 December 2004					
Cost	182,136	231,150	23,260	13,043	449,589
Accumulated depreciation	(63,612)	(133,188)	(17,176)	-	(213,976)
Impairment loss recognised	(2,595)	(20,842)	(2,092)	(8,786)	(34,315)
Net book value at 31 December 2004	**115,929**	**77,120**	**3,992**	**4,257**	**201,298**
Exchange differences	(6,949)	(5,432)	(445)	(198)	(13,024)
Disposal of non-core businesses units (note 25)	(669)	(32)	(355)	(39)	(1,095)
Addition through acquisition of subsidiaries (note 6)	359	98	37	-	494
Additions	161	2,790	1,184	(12)	4,123
Disposals	(1,260)	(740)	(81)	(21)	(2,102)
Depreciation	(2,933)	(6,121)	(762)	-	(9,816)
Impairment (charge) release	1,318	94	(28)	-	1,384
Closing net book value	**105,955**	**67,777**	**3,542**	**3,987**	**181,261**
Balance at 30 June 2005					
Cost	167,050	216,489	21,076	8,974	413,589
Accumulated depreciation	(59,773)	(124,107)	(14,940)	-	(198,820)
Impairment loss recognised	(1,322)	(24,605)	(2,594)	(4,987)	(33,508)
Net book value at 30 June 2005	**105,955**	**67,777**	**3,542**	**3,987**	**181,261**

(in thousands of US dollars unless otherwise stated)

12. Property, plant and equipment (continued)

In 2004 the fixed assets of the acquired ŠKODA companies were appraised by an independent appraiser and were accounted for at fair value.

At 30 June 2005 bank borrowings are secured on properties with a carrying value of US$13,196 (at 31 December 2004: US$13,650) (Note17).

At 30 June 2005 and 31 December 2004 the gross carrying value of fully depreciated property, plant and equipment was US$199,246 and US$199,102.

At 30 June 2005, management assessed the recoverable amount of property, plant and equipment and the adequacy of impairment losses and release recognised in prior periods. An impairment release totalling US$1,384 was mainly due to the recovery to net realisable value of previously temporarily closed-down buildings at Uralmash.

An impairment charge totalling US$13,112 was recorded in 2004 in relation to Uralmash property, plant and equipment, which relates to the machinery equipment manufacturing segment, mainly due to a significant increase of raw materials prices and a corresponding reassessment of the future cash flows. Discount rates of 10.9 percent and 16.0 percent for US dollar denominated and Russian Rouble denominated cash flows, respectively, have been used in estimating the recoverable value through discounted cash flows at 31 December 2004.

Land and buildings include 120 plots of land in Bolevec (Czech Republic) with a total area of 336,511 square meters and 36 plots in Plzen (Czech Republic) with a total area of 126,523 square meters. Uralmash and Izhorskiye Zavody signed 20-49 year rental agreements, under which rent payments are negotiated annually.

13. Intangible assets

	Goodwill	Trade marks	Other	Total
Balance at 31 December 2004				
Cost	5,152	15,816	27,853	48,821
Accumulated amortisation	(579)	(158)	(2,315)	(3,052)
Impairment loss recognised	(3,818)	-	-	(3,818)
Net book value at 31 December 2004	**755**	**15,658**	**25,538**	**41,951**
Additions through acquisition of subsidiaries (note 6)	1,650	-	-	1,650
Additions		-	332	332
Disposal of non-core businesses (note 25)	(666)	-	(26)	(692)
Amortisation	-	(153)	(1,138)	(1,291)
Exchange differences	(210)	(504)	(3,652)	(4,366)
Closing net book value	**1,529**	**15,001**	**21,054**	**37,584**
Balance at 30 June 2005				
Cost	5,605	15,307	24,362	45,274
Accumulated amortisation	(240)	(306)	(3,308)	(3,854)
Impairment loss recognised	(3,836)	-	-	(3,836)
Net book value at 30 June 2005	**1,529**	**15,001**	**21,054**	**37,584**

Trade marks consist of trade marks "ŠKODA" used by ŠKODA JS a.s. and ŠKODA Kovarny s.r.o. The fair values of these trade marks were evaluated by American Appraisal using the income approach, referred to as the "relief from royalty" method.

Other intangible assets mostly consist of patented and non-patented technologies (net book value at 30 June 2005 is US$11,198 and US$13,781 at 31 December 2004) and research and development costs (net book value at 30 June 2005 is US$4,108 and US$4,973 at 31 December 2004).

14. Non-current financial assets

	June 30, 2005	December 31,2004
Available for-sale financial assets	5,140	5,465
Advances issued	16,588	16,168
Forward foreign exchange contracts – cash flow hedges	638	715
Accounts due from customers for contract work	11,076	10,798
Long-term bank deposits	19,790	21,633
Other receivables	1,120	1,888
	54,352	**56,667**

(in thousands of US dollars unless otherwise stated)

14. Non-current financial assets (continued)

As at 30 June 2005 and 31 December 2004 long-term advances issued represent mainly advances paid by ŠKODA JS a.s. for long-term contracts.

Accounts due from customers for contract work represent the amount receivable under the agreements related to the construction of the Liang Yung Gang nuclear power plant in China.

At 30 June 2005 available for-sale financial assets are mainly represented by investments in Promtorgbank (PTB) of US$1,133 (2.73% of PTB share capital), in OAO Power Machines of US$1,244 (0.37% of its shares) and in UJV Rez of US$1,831 (17.4% of the shares) (31 December 2004: investments in Promtorgbank (PTB) of US$1,661 (2.73% of PTB share capital), in OAO Power Machines of US$1,285 (0.37% of its shares) and in UJV Rez of US$2,042 (17.4% of the shares)).

An amount of US$19,790 deposited in bank accounts is assigned specifically to guarantee contractual agreements with customers and will be released gradually as the individual projects are completed (31 December 2004 US$21,633).

15. Negative goodwill

At 1 January 2005, previously recognized negative goodwill was derecognised, with a corresponding adjustment to the opening balance of retained earnings in amount of US$22,379 (see note 4.9).

16. Trade and other accounts payable

	June 30, 2005	December 31,2004
Trade payables	139,386	106,780
Payables to related parties (note 7)	7,565	631
Advances received	77,866	49,946
Advances received for contract work	136,337	125,885
Accounts due to customers for contract work	7,529	49,194
Deferred VAT	25,702	30,373
Short-term portion of long-term taxes payable (note 18)	2,364	5,746
Other taxes payable	18,032	10,242
Payroll accounts payable	9,213	9,584
Provisions for liabilities and charges	19,267	18,384
Other payables and accrued expenses	28,471	54,009
	471,732	**460,774**

At 30 June 2005 accounts payable were primarily denominated in Russian Roubles except for US$184,818 and US$87,508 of accounts payable denominated in US dollars and Czech Koruna respectively. (at 31 December 2004 US$163,985 and US$106,209).

The fair values of trade and other accounts payable approximate their carrying amounts.

17. Borrowings

Short-term borrowings

	June 30, 2005	December 31,2004
Banks:		
US$ denominated fixed rate	101,140	61,746
RR denominated fixed rate	13,683	47,149
US$ denominated floating rate	-	9,116
EURO denominated fixed rate	7,070	-
EURO denominated floating rate	-	688
CZK denominated floating rate	895	-
	122,788	**118,699**
Add: current portion of long-term debt	17,167	3,346
	139,955	**122,045**

(in thousands of US dollars unless otherwise stated)

17. Borrowings (continued)

The effective interest rates at the balance sheet dates were as follows:

	June 30, 2005	December 31,2004
Banks:		
US$ denominated fixed rate	8.74%	8.79%
RR denominated fixed rate	8.60%	10.31%
US$ denominated floating rate	-	6.41%
EURO denominated fixed rate	7.05%	-
EURO denominated floating rate	-	EURIBOR plus 5.5
CZK denominated floating rate	POLR plus 0.5	-

As at 30 June 2005, short-term borrowings totalling US$13,974 and US$35,112 (31 December 2004: US$13,650 and US$38,394) are secured on the property and inventory of the Group, respectively. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively.

Long-term borrowings

	June 30, 2005	December 31,2004
Banks:		
RR denominated fixed rate	52,316	37,124
US$ denominated fixed rate	37,100	37,100
US$ denominated floating rate	1,247	1,664
EURO denominated floating rate	366	621
	91,029	**76,509**
Non-convertible bonds	31,635	24,275
	122,664	**100,784**
Less: current portion of long-term debt	(17,167)	(3,346)
Total long-term borrowings	**105,497**	**97,438**

The effective interest rates at the balance sheet dates were as follows:

	June 30, 2005	December 31,2004
Banks:		
RR denominated fixed rate	11.00%	10.94%
US$ denominated fixed rate	11.25%	9.21%
US$ denominated floating rate	LIBOR plus 6.35	LIBOR plus 6.35
EURO denominated floating rate	EURIBOR plus 4.2	EURIBOR plus 4.2
Non-convertible bonds	13.49%	13.49%

At 30 June 2005 long-term loans had the following maturity profile:

	2005	2006	2007	2008 and after	Total
Banks:					
US$ denominated floating rate	-	832	416	-	1,247
EURO denominated floating rate	-	366	-	-	366
US$ denominated fixed rate	2,100	-	35,000	-	37,100
RR denominated fixed rate	-	27,207	38,446	-	52,316
	2,100	**28,405**	**60,524**	**-**	**91,029**
Non-convertible bonds	-	-	-	31,635	31,635
	2,100	**28,405**	**60,524**	**31,635**	**122,664**

The Group is required to make an offer for early repayment of non-convertible bonds at par totalling US$31,635 in August 2006.

(in thousands of US dollars unless otherwise stated)

17. Borrowings (continued)

At 31 December 2004 long-term loans related to continuing operations had the following maturity profile:

	2005	2006	2007	2008 and after	Total
Banks:					
US$ denominated floating rate	832	832	-	-	1,664
EURO denominated floating rate	414	207	-	-	621
US$ denominated fixed rate	2,100	-	35,000	-	37,100
RR denominated fixed rate	-	32,376	4,748	-	37,124
	3,346	**33,415**	**39,748**	**-**	**76,509**
Non-convertible bonds				24,275	24,275
	3,346	**33,415**	**39,748**	**24,275**	**100,784**

The Group has not entered into any derivative contracts in respect of its foreign currency obligations or interest rate exposure.

The carrying amounts and fair values of long-term debt are as follows:

	June 30, 2005		December 31,2004	
	Carrying amounts	Fair values	Carrying amounts	Fair values
Banks	73,862	73,862	73,163	73,163
Non-convertible bonds	31,635	31,617	24,275	24,275

As at 30 June 2005, long-term borrowings totalling US$8,647 and US$2,127 (31 December 2004: nil and US$3,111) included above are secured on the property, plant and equipment and inventory of the Group, respectively. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively. Furthermore, at 30 June 2005, long-term borrowing in the amount of US$34,877 is secured on 31.5% of the ordinary shares of OAO Izhorskiye Zavody (31 December 2004: US$32,434).

At 31 December 2004, the Group short-term borrowings from ING Bank in amount of US$35,000 was secured by the guarantee of VTB.

At 30 June 2005 the Group had unused borrowing facilities of US$48,132 (31 December 2004: US$107,975).

Domestic non-convertible bonds

Balance at 1 January 2004	**57,038**
Repayment (par value RR 1 thousand totalling RR'mln 780)	(27,359)
Repayment (par value RR 1 thousand totalling RR'mln 226)	(7,740)
Effect of exchange rate changes	2,336
Balance at 31 December 2004	**24,275**
Issuance (par value RR 1 thousand totalling RR'mln 226)	8,449
Amortization of discount	(18)
Exchange differences	(1,071)
Balance at 30 June 2005	**31,635**

(in thousands of US dollars unless otherwise stated)

18. Long-term taxes payable

Long-term taxes payable mainly comprise various taxes payable to the state and local budgets and non-budget funds of the Russian Federation which were previously past due and which have been restructured to be repaid over a period of up to 10 years.

	June 30, 2005	December 31,2004
Current	2,364	5,746
1 to 2 years	6,573	7,945
2 to 3 years	53	314
3 to 4 years	72	88
4 to 5 years	71	70
Thereafter	1,844	1,589
Total restructured	**10,977**	**15,752**
Less: current portion of taxes payable (note 16)	(2,364)	(5,746)
Long-term portion of restructured taxes	**8,613**	**10,006**
Other long-term taxes payable	-	441
Total long term taxes payable	**8,613**	**10,447**

At 30 June 2005 long-term taxes payable bore an effective interest rate of 5.5 percent per annum (31 December 2004: 5.5 percent).

The fair value of long-term taxes payable at 30 June 2005 totalled US$7,211 (31 December 2004: US$8,805). The fair value of long-term taxes payable is estimated by discounting the future cash outflows in accordance with the terms of restructured tax agreements at the market interest rate available to the Group at the balance sheet date of 10.5 percent (31 December 2004: 11.5 percent).

19. Other long-term liabilities

	June 30, 2005	December 31,2004
Trade payables, long-term	1,564	1,117
Other long-term liabilities	6,673	8,878
	8,237	**9,995**

Other long-term liabilities comprised letters of credit, related to an agreement with Syrian Petroleum Company, for the supply of electrical drilling rigs. The amount of US$2,881 is payable in 2006 and US$3,792 in 2007.

20. Equity

	Number of outstanding shares (thousands)		Number of treasury shares (thousands)		Share capital		Treasury shares	
	Preference shares	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Ordinary shares
At 31 December 2003	**2,750**	**35,350**	**-**	**(3,220)**	**28**	**366**	**-**	**(33)**
Currency translation	-	-	-	-	-	7	-	(119)
Employees share option scheme:								
- proceeds from sale of treasury shares	-	-	-	730	-	-	-	105
Additional issue of shares	-	130	-	-	-	-	-	-
Purchase o treasury shares	-	-	(2,720)	(2,061)	-	-	(24,179)	(18,321)
At 30 June 2004	**2,750**	**35,480**	**(2,720)**	**(4,551)**	**28**	**373**	**(24,179)**	**(18,368)**
At 31 December 2004	**2,750**	**35,480**	**(2,720)**	**(4,551)**	**30**	**389**	**(25,362)**	**(19,145)**
Currency translation	-	-	-	-	(1)	(12)	817	616
At 30 June 2005	**2,750**	**35,480**	**(2,720)**	**(4,551)**	**29**	**377**	**(24,545)**	**(18,529)**

(in thousands of US dollars unless otherwise stated)

20. Equity (continued)

At 30 June 2005 the authorised number of ordinary and preference shares totalled 70,700 thousand and 2,750 thousand (31 December 2004: 70,700 thousand and 2,750 thousand), respectively, both with a nominal value per share of RR 0.1.

At 30 June 2005 the issued number of ordinary and preference shares totalled 35,480 thousand and 2,750 thousand. (31 December 2004: 35,480 thousand and 2,750 thousand).

Preference shares represent cumulative preferred stock without voting rights, except in certain circumstances pertaining to the liquidation or reorganization of the Company, or changes in the charter documents. They earn dividends at 12% per annum of their nominal value, and have a liquidation value of RR 0.1 per share.
Treasury shares represent ordinary and preference shares owned by subsidiaries. In accordance with the Company's corporate governance policy these shares represent non-voting stock.

During 2004 the Group exchanged treasury ordinary shares for preference shares at a ratio of four ordinary shares for five preference shares. Accordingly, 2,176 thousand treasury ordinary shares were exchanged for 2,720 thousand preference shares.

At 30 June 2005 the hedging reserve represented the effective portion of changes in the fair value of derivatives in the amount of US$3,812 (31 December 2004: US$3,768).

A dividend was declared in 2004 in respect of 2003 to holders of preference shares of RR 0.012 per share. No dividend was declared on ordinary shares during six months of 2005 and 2004.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For six months, ended June 30,2005, the net statutory profit for the Company as reported in the published statutory reporting forms was equivalent to US$227. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount as "distributable reserves" in these financial statements.

During six months 2005 the weighted average market price of the Company's shares was US$3.8 (2004: US$7.7).

21. Construction contracts

During six months 2005 the revenues and gross margin recognised on long-term-contracts amounted to:

	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Contract revenue	102,884	47,648
Contract costs	(87,704)	(27,557)
Gross margin	**15,180**	**20,091**

The Group's financial position with respect to construction contracts is disclosed in notes 9 and 16.

Construction contracts in progress:

	June 30, 2005	December 31,2004
Contract costs incurred and recognised profits (less losses) to date	813,312	1,045,069
Advances received on construction contracts	131,196	211,223

At 31 December 2004 the contract costs incurred and recognised profits (less losses) to date in the amount of US$790,774 and the advances received on construction contracts in the amount of US$86,611 related to ŠKODA JS a.s.

(in thousands of US dollars unless otherwise stated)

22. Cost of sales

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Changes in inventories of finished goods and work in progress	(18,453)	(30,616)
Materials and components used	125,756	77,955
Labor costs	49,777	33,038
Gas and fuel	30,803	24,353
Services	78,261	12,607
Depreciation	9,090	4,281
Amortisation of intangible assets	877	-
Amortisation of negative goodwill	-	(561)
Other	4,476	2,023
	280,587	**123,080**

23. Selling expenses

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Transportation	3,618	1,720
Services	3,223	2,828
Labour costs	3,161	737
Other	720	521
	10,722	**5,806**

24. General and administrative expenses

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Taxes	2,568	3,309
Labour costs	21,188	23,813
Amortisation of intangibles	414	413
Depreciation	726	904
Services	9,740	11,158
Administration overheads	3,119	2,395
	37,755	**41,992**

25. Other operating income and expenses

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Profit from sales of non-core subsidiaries	827	5,276
Change in provision for impairment of receivables (note 9)	55	(546)
Change in provision for obsolete inventory (note 10)	2,818	355
Impairment release (charge) on property, plant and equipment (note 12)	1,384	1,342
Gain (loss) on disposal of property, plant and equipment	2,321	1,367
Other	819	415
	8,224	**8,209**

During 2005, the management of the Company disposed of the following non-core subsidiaries:

	Consideration	Profit from sales of non-core subsidiaries
ZEP	2,050	714
Other	262	113
	2,312	**827**

(in thousands of US dollars unless otherwise stated)

25. Other operating income and expenses (continued)

During 2004, the management of the Company disposed of the following non-core subsidiaries:

	Consideration	Profit from sales of non-core subsidiaries
OAO ZSMK	4,500	5,307
Other	60	(31)
	4,560	**5,276**

For six months 2005 the cash received from the sale of the non-core subsidiaries amounted to US$13,087 (for six months 2004: US$4,560). At 30 June 2005 the amount receivable is US$9,398 (at 31 December 2004 the amount receivable is US$20,173).

26. Finance income/(expense) -net

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Interest expense on borrowings	(14,272)	(12,767)
Interest expense on restructured taxes payable	(177)	(365)
Interest income	710	940
Gain (loss) on financial assets through profit and loss and available-for-sale financial assets	-	2,395
Foreign exchange gain	(6,201)	1,962
	(19,940)	**(7,835)**

27. Income tax

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Income tax expense/(credit) – current	(170)	(1,151)
Deferred tax expense/(income) – origination and reversal of temporary differences	(124)	956
Income tax (benefit) expense	**(294)**	**(195)**

The income before taxation for financial reporting purposes is reconciled to the tax expense as follows:

	Continuing operations	
	Six month, ended June 30, 2005	Six month, ended June 30, 2004
Profit before taxation and sale of discontinued operations	745	5,393
Theoretical tax charge at statutory rate of 24% (2004 – 24%)	179	1,294
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax penalties and release of government financing	-	12
Other non-deductible expenses	(27)	(484)
Non-recognised deferred tax asset movement	142	(627)
Income tax (benefit) expense	**294**	**195**

(in thousands of US dollars unless otherwise stated)

27. Income tax (continued)

Most companies in the Group were subject to tax rates of 24 percent on taxable profits for the year 2005 and 2004 (except ŠKODA companies –28% in 2004, 26% in 2005, 24% in 2006). Deferred tax asset and liabilities are mainly measured at the rate of 24 percent as at 30 June 2005 (31 December 2004: 24 percent).

	31 December 2004	Addition through acquisition of subsidiaries	Disposal of subsidiaries	Exchange difference	Differences recognition and reversals	30 June 2005
Tax effects of deductible temporary differences:						
Provision for impairment of property, plant and equipment	10,164	-	-	(320)	(307)	9,537
Provision for impairment of investments	785	-	-	(27)	77	835
Accounts payable and accruals	3,613	114	-	(127)	345	3,945
Provision for inventory	10,202	-	-	(349)	828	10,681
Accounts receivable	7,316	-	-	(255)	787	7,848
Loss carry-forward	3,602	512	-	(117)	(465)	3,532
Other	400	-	-	(2)	(439)	(41)
Tax effects of taxable temporary differences:						
Hyperinflation and fair value adjustments on property, plant and equipment	(18,869)	-	-	671	(411)	(18,609)
Production overheads recognized for tax purposes	(10,548)	(367)	-	346	93	(10,476)
Accounts receivable recognized using percentage-of-completion method	(9,126)	(285)	25	302	(30)	(9,114)
Provision for impairment of receivables	(3,608)	-	-	114	98	(3,396)
Other	(6,646)	(53)	-	228	(558)	(7,029)
Net tax effect of temporary differences	**(12,715)**	**(79)**	**25**	**464**	**18**	**(12,287)**
Less non-recognised deferred tax asset	(9,340)	-	-	304	(142)	(9,178)
Total net deferred tax (liability)/assets	**(22,055)**	**(79)**	**25**	**768**	**(124)**	**(21,465)**

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, the deferred tax asset of one company of the Group is not offsetable against deferred tax liability of another company. As at 30 June 2005, a deferred tax asset in the amount of US$9,178 (31 December 2004: US$9,340) has not been recognised as it is not probable that sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilised.

At 30 June 2005 the Group has not recognised a deferred tax liability in respect of US$18,728 (31 December 2004: US$19,179) of temporary differences associated with investments in subsidiaries as the Company is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future.

28. Contingencies, commitments and operating risks

Capital commitments

As at June 30 2005 the Group had contractual commitments for the purchase of property, plant and equipment from third parties for US$1,336 (December 31 2004: US$2,354).

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

(in thousands of US dollars unless otherwise stated)

28. Contingencies, commitments and operating risks (continued)

As at 30 June 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

In particular, management consider that there is a risk of the current classification of revenue from a certain contract to deliver equipment, processed by a Group company in Russia, to Syria as zero-rated for VAT purposes, based on its categorisation as a contract for "processing of goods", may be challenged following recent changes in the Customs Code. In the event of such a challenge being successful, additional VAT of approximately $8 million would be payable. Management believes that the Group position can be sustained based on its understanding of nature of the contract and all relevant legislation, and therefore no provision has been made for any additional liability.

Insurance policies

The Group insures all significant property and work-in-progress and shipments in relation to significant contracts. As at 30 June 2005, most of the Group's property is insured.

Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Legal proceedings

During the year, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group, and which have not been accrued or disclosed in these consolidated financial statements.

Guarantees

The Group has guaranteed the following US dollar denominated loans issued:

		Amount of guarantee		Expired date
Lender	**Borrower**	**June 30, 2005**	**December 31,2004**	
Sberbank	OAO Almaz	4,520	-	July 2005
Moscovskiy Narodniy Bank	Shipley Trading Ltd.	7,387	-	December 2006
Kokoda Product Carrier	Shipley Trading Ltd.	1,860	1,860	January 2005
Citibank Romania S.A.	UPET S.A.	1,017	1,021	May 2005
OVK	Ural International	-	1,700	February 2005
Promtorgbank	OMZ-Kran	-	627	March 2005
VTB	OMZ-Kran	-	1,600	March 2006
Other	Other	522	-	March 2006
Total		**15,306**	**6,808**	

(in thousands of US dollars unless otherwise stated)

28. Contingencies, commitments and operating risks (continued)

The Group has the following guarantees provided in favour of the Group:

Bank	Customer	Amount of guarantee June 30, 2005	Amount of guarantee December 31,2004	Expired date
Barclays Bank PLC (Francie)	Framatome ANP- Data System	2,382	-	September 2005-October 2007
Barclays Bank PLC (Francie)	Framatome, Schneider	7,659	7,630	August 2005
Komerční banka	I and C Energo	5,085	5,133	August 2006
Komerční banka	ZAT a.s.	2,735	-	July 2005-January 2007
ČSOB	Solar Turbines	1,662	1,876	November 2005
Gazprombank Moskva	Severogazprom	-	123,332	July 2005
Other	Other	2,667	9,920	August 2005-June 2008
Total		**22,190**	**147,891**	

At 31 December 2004, Gazprombank provided the guarantee for Severogazprom in favour of the Group in amount of US$123,332 as security of the letter of credit.

The Group borrowings and fulfilment of contract obligations were secured by following third party guarantees:

Customer/Creditor	Guarantor	Amount of guarantee June 30, 2005	Amount of guarantee December 31,2004	Expired date
Komerční banka	ČEZ	25,182	28,262	August 2005
Alfa-Bank	Surgutneftegas	4,103	-	April 2006
Citibank	NPP Belene	3,301	-	February 2006
Citibank	PAKS	2,770	-	February 2006-August 2007
Česká spořitelna	PAKS	2,616	-	Augrst 2005
Česká exportní banka	Severgazprom	2,080	2,355	November 2005
Gazprombank	Syrian Petroleum Company	2,064	-	November 2005
BAWAG Bank CZ	PAKS	1,642	1,859	September 2005
Komerční banka	Framatome ANP	1,200	1,360	October 2010
Promtorgbank	OAO Power Machines	919	-	August 2005
Promtorgbank	OAO Severstal	892	-	August 2005
Živnostenská banka	GNS, Germany	844	-	July 2004
Gazprombank	Taganrogskiy Met Zavod	615	-	January 2006
Gazprombank	Severskiy trubniy Zavod	589	-	May 2006
Živnostenská banka	UAB Lithuania	508	-	July 2005
Živnostenská banka	PAKS	177	-	December 2005
ING Bank	VTB	-	3,290	June 2005
Other	Other	4,648	1,803	August 2005-July 2008
Total		**54,148**	**38,929**	

At 30 June 2005, Komerční banka issued the guarantee in amount of US$25,182 (31 December 2004: US$28,262) in favour of CHEZ to secure the fulfilment of ŠKODA JS a.s. obligations under SKŘ Dukovany contract.

At 30 June 2005,the Komerční banka guarantee is secured on 51% of the shares of ŠKODA JS a.s.

Operating environment of the Company

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

(in thousands of US dollars unless otherwise stated)

29. Principal subsidiaries

The principal subsidiaries consolidated within the Group and the share in subsidiaries held by the Group are as follows:

Entity	Country of Incorporation	Activity	June 30,2005 % of share capital	December 31,2004 % of share capital
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Russia	Production of equipment for nuclear power plants and mining equipment	80.1	80.1
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Russia	Production of drilling, mining and metallurgical equipment	74.2	74.2
OOO OMZ SpecStal ("SpecStal")	Russia	Production of specialty steels	100	100
OOO OMZ Gornoe oborudovanie i tehnologii («GoiT»)	Russia	Engineering and sales of mining equipment	100	100
ZAO Komplekt Atom Izhora	Russia	Engineering and installation of nuclear power plant equipment	100	100
OOO OMZ Sibir	Russia	Sales of mining equipment	100	100
OOO OMZ	Russia	Corporate services	100	100
ŠKODA JS a.s.	Czech Republic	Production of equipment for nuclear power plants	100	100
ŠKODA Hute	Czech Republic	Production of specialty steels	100	100
ŠKODA Kovarny	Czech Republic	Production of specialty steels	100	100

30. Financial risk management

Credit risk

Financial assets, which potentially subject the Group's entities to credit risk, consist principally of accounts receivable. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Group has no significant concentrations of credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision already recorded.

Foreign exchange risk

The Group exports production to foreign countries and attracts substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations, except for the ŠKODA companies. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings. ŠKODA companies apply the hedging of future cash flows, using financial derivative contracts.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long-term borrowings are fixed, these are disclosed in note 17. The Group has no significant interest-bearing assets.

31. Post balance sheet events

The 4th series non-convertible OMZ bonds were putable at the option of holders on 1 September 2005. No bonds were redeemed at the time of the put option.